Exhibit 99.1

YAMANA GOLD PROVIDES NOTICE OF FIRST QUARTER 2013 FINANCIAL RESULTS
RELEASE AND ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, April 10, 2013 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) will release its first quarter 2013 results after market close on April 30, 2013 followed by a conference call and webcast on May 1, 2013 at 8:30 a.m. ET.  Additionally, the Company will host its annual meeting of shareholders on May 1, 2013 at 11:00 a.m. ET.

Q1 2013 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Q1 2013 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on May 1, 2013 until 11:59 p.m. ET on May 15, 2013.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Wednesday May 1, 2013 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

Via Webcast

Live Video and Audio webcast:	www.yamana.com

Upcoming Results Releases

Yamana will release financial and operational results for the second and third quarters of 2013 after market close on the following dates:
Second Quarter 2013 – Wednesday, July 31, 2013
Third Quarter 2013 – Tuesday, October 29, 2013

For further information on the conference call, annual meeting or webcasts, please contact the Investor Relations Department at investor@yamana.com or visit our website at www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com

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